Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of HRPT Properties Trust for the registration of debt securities, common shares, preferred shares, depositary shares and warrants and to the incorporation by reference therein of our reports dated February 25, 2009, with respect to the consolidated financial statements and schedules of HRPT Properties Trust, and the effectiveness of internal control over financial reporting of HRPT Properties Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

June 11, 2009